

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Sanjeev Goel
Chief Executive Officer
Cartica Acquisition Corp
1775 I Street NW, Suite 910
Washington, D.C. 20006

>   **Re: Cartica Acquisition Corp**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed December 15, 2021**
>   **File No. 333-261094**

Dear Mr. Goel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1 Filed December 15, 2021

Summary
Ability to extend time to complete business combination, page 17

1.   We note your response to our oral comment issued on December 15, 2021, including your revised disclosure that "it may be unlikely" you would repay the loans paid by your sponsor in connection with the three-month extensions, if you do not complete a business combination. However, in your response letter dated December 8, 2021, you explained that there is no expectation that these loans would be repaid if you do not complete a business combination. As we have previously noted, it also does not appear from your disclosure in your Use of Proceeds section that funds would be available outside of the trust account to cover the payment of such loans. If you believe that you may have sufficient funds to repay any such loans if your initial business combination is not

completed, please revise to clarify the anticipated source of such funds. In the alternative, if you do not believe that you will have sufficient funds to repay such loans, please revise your disclosure to clarify your statement that "it may be unlikely" that you would repay such loans if you do not complete a business combination. Further, please add risk factor disclosure addressing the potential conflicts of interest created by the fact that your sponsor will (or may) not be repaid for such loans if you do not complete a business combination.

2. You disclose that if you complete your initial business combination, you expect to repay your sponsor for the loans paid in connection with the three-month extensions from funds that are released to you from the trust account, or through warrants that will be identical to the private warrants. However, you also disclose here and on page 146 that "repayment of any such loans may be more likely if we complete one particular business combination alternative but not others." Please revise your disclosure to clarify whether you may not repay your sponsor for such loans, even if you complete a business combination. To the extent that such loans may not be repaid even if you complete a business combination, please also elaborate upon how your repayment of such loans "may be more likely if [you] complete one particular business combination alternative but not others." In the alternative, please revise to delete this statement if you intend to repay such loans, regardless of the particular business combination you complete.

Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard Baumann